Exhibit 99.1

TROOPS, INC.

盟軍集團

(Formerly known as SGOCO Group, Ltd., the “Company”)

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: SGOC)

NOTICE OF ANNUAL GENERAL MEETING to Be Held on November 10, 2021

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of TROOPS, Inc. 盟軍集團 (the “Company”) will be held at 21/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong on November 10, 2021 at 10:00 a.m., local time for the following purposes:

To consider and, if thought fit, pass the following resolutions:

1.	RESOLVED as an ordinary resolution: to ratify and approve the appointment of Yu Certified Public Accountant, P.C as auditor of the Company for the fiscal year ending December 31, 2021, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

2.	RESOLVED as an ordinary resolution: to elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association:

a.	Jason Che Wai AU

b.	Lai Man CHEUNG

c.	Wood Shing Kei SZE

d.	Dominic Wang Tai LI

e.	Mark Leonard Chu TAN

3.	RESOLVED AS A SPECIAL RESOLUTION: to amend the Memorandum of Association and Articles of Association of the Company by:

a.	deleting the existing definition of “Law” and replacing it with the following new definition:

“Act” means “The Companies Act (2021 Revision) of the Cayman Islands, as consolidated and revised from time to time.”;

b.	replacing all references to “Companies Law” with “Companies Act” and replacing all references to “Law” with “Act”; and

c.	inserting new Articles 51A to 51I along with the subtitle “DISCLOSURE OF INFORMATION” into the existing Articles of Association, immediately following existing Article 51, in the form circulated to the shareholders of the Company as set out in the Exhibit of this notice, and authorizing the registered office provider of the Company to make all requisite filings in the Cayman Islands in respect of the same.

4.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business New York time on October 8, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at www.sgocogroup.com, or by contacting Tony Zhong at 21/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong, telephone: (+852) 2153 3957, email: tonyzhong@sgoco.com.

TROOPS, Inc.

盟軍集團

(Formerly known as SGOCO Group, Ltd.)

Date: October 8, 2021

Raleigh Siu LAU
President and Chief Executive Officer

TROOPS, INC.

盟軍集團

 (Formerly known as SGOCO Group, Ltd., the “Company”)

(Incorporated in the Cayman Islands with limited liability)

Form of Proxy for Annual General Meeting to Be Held on November 10, 2021

(Or any adjournment or postponement thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of TROOPS, Inc. 盟軍集團 (Formerly known as SGOCO Group, Ltd.), a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.004 per share (“Ordinary Shares”), of the Company to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 21/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong on November 10, 2021 at 10:00 a.m. (local time), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). Only the shareholders of the Company of record at the close of business New York time on October 8, 2021 (the “Record Date”) are entitled to notice of and are entitled to attend and vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. At the AGM, two or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation,) by its duly authorized representative representing not less than one-third of the total issued voting shares of the Company throughout the AGM shall form a quorum for all purposes.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at 21/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong, or (ii) by attending and voting in person at the AGM.

EXHIBIT

AMENDMENT TO ARTICLES

DISCLOSURE OF INFORMATION

51A. Subject to any requirement(s) under the Act, insofar as the share(s) of the Company legally and/or beneficially owned by a Member is/are subject to any selling or other restriction(s) (the “Restricted Share(s)”), such selling or other restriction(s) shall bind the Company and the Member. No sale, transfer or disposal, whether direct or indirect, of any legal or beneficial interest in (i) any such Restricted Share(s) and (ii) any other shares not being Restricted Shares (the “Unrestricted Share(s)”) which the Board knows or has reasonable cause to believe to be or have been at any point in time and in any way or manner whatsoever and/or by whatsoever means, the subject matter of, involved in, related to or connected with, any civil dispute, criminal investigation or proceedings, or any actual or potential breach of any know-your-client, anti-money laundering or securities laws, rules and regulations (collectively, a “Share Dispute”), may be made by a Member unless the prior written approval of the Board to such sale, transfer or disposal has been obtained. Any sale, transfer or disposal, whether direct or indirect, of any legal or beneficial interest in any such Restricted Share(s) or Unrestricted Share(s) (as the case may be) not made in compliance with this Article 51A shall be null and void against the Company and shall not be recorded on the books and statutory register of the Company and shall not be recognised by the Company.

51B. If (i) the Board knows or has reasonable cause to believe that any Unrestricted Share(s) is/are or has/have been at any point in time and in any way or manner whatsoever and/or by whatsoever means, the subject matter of, involved in, related to or connected with, any Share Dispute, or (ii) upon receipt by the Board of any application by a Member to remove the selling restriction(s) imposed on any Restricted Share(s), or (iii) upon receipt by the Company or any escrow agent, custodian, authorised transfer agent, clearing house or Registration Office of the Company (including, without limitation, CEDE & CO (a “Share Transfer Party”)) of any request by a Member to process any sale, transfer or disposal (whether direct or indirect) of any legal or beneficial interest in any Restricted Shares and/or Unrestricted Share(s), and without prejudice to the general powers of the Board to manage the business and operations of the Company, the Board shall have the express power:

(a)	to require the Member and/or the intended transferee of the Restricted Share(s) or the Unrestricted Share(s) (as the case may be) to provide any and all such information and/or document(s) which the Board, in its absolute discretion, considers necessary for the purpose of (1) complying with any know your client, anti-money laundering or securities laws, rules and regulations or other matters ancillary thereto, (2) enabling the Board to understand such Share Dispute, (3) considering any such application or request arising from or in connection with the removal of such selling restrictions and/or the transfer of the Restricted Share(s) or Unrestricted Share(s) by the Member (as the case may be);

(b)	to resolve in the absolute discretion of the Board as to whether or not an approval shall be granted (1) in the case of Restricted Share(s), in relation to such application to remove the selling restrictions, and (2) in the case of any Unrestricted Share(s), in relation to such request for the sale, transfer or disposal of any Unrestricted Share(s), and the Board may give such notice or instructions to the Share Transfer Party as it may deem necessary;

(c)	to serve a notice on such Member to give the Board such information and/or document(s) which the Board, in its absolute discretion, considers necessary for the purpose of considering whether or not to (A) remove the selling restrictions imposed on the Restricted Shares or (B) to approve the sale, transfer or disposal of any Restricted Shares and/or Unrestricted Share(s), including, but not limited to (i) the reason(s) for removing the selling restriction(s) or the sale, transfer or disposal of the Restricted Shares and/or the Unrestricted Share(s) (as the case may be); (ii) details of the Restricted Share(s) or Unrestricted Share(s) (as the case may be) to be sold, transferred or disposed of, (iii) the identity of the intended transferee, (iv) the terms and conditions of the sale, transfer or disposal of the Restricted Share(s) or Unrestricted Share(s) (as the case may be); and (v) such other information and/or document(s) which the Board considers is necessary to make such decision; and

(d)	to require the Member to provide such indemnity or security, at such time and from time to time, for such amounts and on such terms, conditions and duration (including, without limitation to the foregoing, for a bond for a term of up to five years in an amount of not less than 20% of the aggregate market value of the relevant Restricted Share(s) or Unrestricted Share(s) (as the case may be) and any other shares of such Member and its “affiliated parties” as deemed by the Board) as the Board shall, in its absolute discretion, consider necessary to ensure that the Company and/or the Board are fully indemnified against all losses, costs, claims, expenses and liabilities which the Company and/or the Board may suffer or incur or which may be made against the Company and/or the Board in connection with (i) the removal of selling or other restrictions of the Restricted Shares, (ii) approval of the sale, transfer or disposal of any Restricted Shares and/or Unrestricted Shares, and/or (iii) the due diligence investigation by the Company and/or the Board of such evidence to its satisfaction as to the resolution of any actual or potential Share Dispute in respect of such Restricted Share(s) or Unrestricted Share(s) (as the case may be).

51C.    Where any information and/or document(s) provided by, or on behalf of, a Member to the Company pursuant to Article 51B is false or suspected to be false in a material particular as deemed by the Board, or where the Member fails to provide such indemnity or security as required by the Board pursuant to Article 51B(d) then, unless the Board otherwise resolves, any sale, transfer or disposal, whether direct or indirect, of any legal or beneficial interest in any such Restricted Share(s) or Unrestricted Share(s) (as the case may be) shall be null and void against the Company and shall not be recorded on the books and statutory register of the Company and shall not be recognised by the Company.

51D.    To the extent the Board, in its absolute discretion, considers it necessary for (i) the Company to comply with any know your client, anti-money laundering or securities laws, rules and regulations, or (ii) any person to comply with any selling or other restrictions placed on any shares, (iii) the proper management of the business and affairs of the Company, or (iv) the best interest of the Company, the Company shall be entitled to serve a notice (a “Disclosure Notice”) requiring a person it knows, or has reasonable cause to believe, has knowledge as to any Share Dispute pertaining to its shares or has an interest in its shares (or to have had an interest in the previous seven years) to confirm or deny the fact, and, if the former, to disclose certain information about such knowledge or interest, including information about any other person with such knowledge or any interest in the shares.

51E.    Where a Disclosure Notice is served by the Company on a Member, or another person whom the Company knows or has reasonable cause to believe to be interested in shares of the Company held by that Member or has knowledge as to any Share Dispute pertaining to such shares, and the Member or other person has failed in relation to any shares of the Company (the “Default Shares”, which expression includes any shares of the Company issued to such Member after the date of the Disclosure Notice in respect of those shares) to give the Company the information required to the satisfaction of the Board within 14 days following the date of service of the Disclosure Notice, the Board may serve on the holder of such Default Shares a notice (a “Disenfranchisement Notice”) whereupon the following provisions apply, unless the Board otherwise resolves:

(a)	any sale, transfer or disposal, whether direct or indirect, of any legal or beneficial interest in any such Default Shares shall be null and void against the Company and shall not be recorded on the books and statutory register of the Company and shall not be recognised by the Company;

(b)	the Member shall provide such indemnity or security, at such time and from time to time, for such amounts and on such terms, conditions and duration (including, without limitation to the foregoing, for a bond for a term of up to five years in an amount of not less than 20% of the aggregate market value of the relevant Default Shares and any other shares of such Member and its “affiliated parties” as deemed by the Board) as the Board shall, in its absolute discretion, consider necessary to ensure that the Company and/or the Board are fully indemnified against all losses, costs, claims, expenses and liabilities which the Company and/or the Board may suffer or incur or which may be made against the Company and/or the Board in connection with the Default Shares and/or the due diligence investigation by the Company and/or the Board of such evidence to its satisfaction as to the resolution of any actual or potential Share Dispute in respect of such Default Shares;

(c)	the Member shall not be entitled in respect of the Default Shares to be present or to vote (either in person or by proxy) at a general meeting of Members or at a separate meeting of the holders of a class of shares of the Company or on a poll or to exercise other rights conferred by membership in relation to the meeting or poll; and

(d)	where the Default Shares represent at least 0.25 per cent in nominal value of the issued shares of the Company of their class, any dividend (or any part of a dividend) or other amount payable in respect of the Default Shares shall be withheld by the Company, which has no obligation to pay interest on it.

51F.    The provisions under Article 51E (save and except for Article 51E(b)) shall cease to apply seven days after the receipt by the Company of all information required by the Disclosure Notice, in a form satisfactory to the Board, in relation to any Default Shares and the Member has provided such indemnity or security as required by the Board pursuant to Article 51E(b).

51G.    Where, on the basis of information obtained from a Member in respect of a share of the Company held by him, the Company issues a Disclosure Notice to another person, it shall at the same time send a copy of the Disclosure Notice to the Member, but the accidental omission to do so, or the non-receipt by the Member of the copy, does not invalidate or otherwise affect the application of Article 51E.

51H.    Where a Disclosure Notice is served on any Share Transfer Party and such Share Transfer Party fails, through no fault of its own, to comply for any reason with the Disclosure Notice, the provisions of Article 51E will only be implemented by the Company in relation to those shares in the Company in respect of which there has been a failure to give the information specified in the Disclosure Notice, and will not be implemented in relation to any other shares in the Company held by, or being dealt with by, the Share Transfer Party. The Company will not prevent the shares of the Company held by, or being dealt with by, the Share Transfer Party in respect of which there has been a failure to give the information specified in the Disclosure Notice from being transferred by the Share Transfer Party to a person shown to the satisfaction of the Board to be the relevant beneficial holder or holders of such shares in the Company, and the Share Transfer Party may transfer or agree to transfer the shares of the Company in respect of which there has been a failure to give the information specified in the Disclosure Notice, or any rights in them, to the relevant beneficial holder or holders of such shares in the Company provided always that the Member has provided such indemnity or security as required by the Board pursuant to Article 51E(b).

51I.    Articles 51A to 51H are in addition to and without prejudice to the Act.